MANHATTAN MINERALS CORP.

NEWS RELEASE

May 20, 2003	Toronto Stock Exchange
Trading Symbol: MAN

COMMENTS ON INRENA PRELIMINARY REVIEW OF EIA

Over the last several days, there have been several references in the Peruvian media to Manhattan’s Environmental Impact Assessment on the TG-1 project in Northern Peru.  These references indicated that all or some of the results of a preliminary review of Manhattan’s EIA on the TG-1 project by the Instituto National de Recursos Naturales (“Inrena”), were prematurely released to one Peruvian newspaper.  Subsequently, Reuters published an article referring to Inrena’s preliminary report.  Although Manhattan’s policy is to not respond to media stories, the company feels it is important to describe the EIA review process, define the role and authority of Inrena in this process, and review historical results of Inrena observations.  This information should clarify the legal process of the EIA review, and result in a reduction of any confusion arising from certain media reports.  We will clarify the responsibilities of the Company and the bona fide Government agency responsible for the process, which is the Ministry of Energy and Mines (“MEM”).

Inrena is an agency of the Peruvian Government, but by law it can neither approve nor object to any Environmental Impact Assessment.  The role of Inrena is to provide preliminary reviews of the flora, fauna, water, and soil issues within EIAs, and report their observations to the MEM.  These observations are comments, they are not objections nor are they decisions.  Inrena neither issues nor rejects EIAs or mining permits, and by law Inrena has no further substantive role in the EIA review process.  The Inrena observations are released only to the MEM.  The MEM is then responsible for conducting community workshops, public audiences, and all further conferences and technical reviews with the Company and it’s consultants.  The MEM may reject or accept any of Inrena’s observations and add additional observations as the EIA process evolves through the public comment period.  The Inrena observations are a first preliminary review that by law must be concluded in a 20 day period.  In the case of Tambogrande, the preliminary review was conducted by a group of 27 individuals in Inrena over a 20 day period, and the observations made were not reviewed by Inrena for duplication or other errors.

Manhattan has not been provided any documents from Inrena.  The Peruvian media has reported that Inrena has made 191 observations on the Tambogrande EIA.  In public statements made by Jaime Quijandria, the Ministry of Energy and Mines, the MEM confirmed that the actual number of observations is 114, not 191.  The difference may be attributed to the duplication of observations made by different people within Inrena.  Historically, because a large number of individuals conduct the preliminary review in such a short period of time, a majority of Inrena observations are already answered within volumes of the EIA and baseline studies which were not reviewed by that individual.

For comparison, the Pallca project of Mitsui which did obtain EIA approval, received 96 observations.  The Pallca project is a small underground project in a remote location with a 2-volume EIA report.  The Tambogrande project is a 6 volume EIA with 14 sections and approximately 4,500 pages, and whose project is located in an urban setting with nearby agricultural interests and has 114 observations.  The Camisea project had 118 observations from Inrena thus far plus an additional 233 from the General Office of Environmental Affairs of the Ministry of Energy and Mines (“DGAA”), and the Yanacocha Cerro Negro Mining Project had 68 observations from Inrena.

The EIA review process is dynamic.  During the review process, the Company will be asked to answer various questions posed to it by the Ministry of Energy and Mines, and the Company will be responsive to new observations which inevitably arise through the public workshops and in other public comments.

In response to the inaccuracies that were reported in the Media and to the breach of EIA review protocols, the Minister of Energy and Mines, Jaime Quijandria, has made the following public statement on the Tambogrande EIA review process;

“ An Environmental Impact Study is like a graduation thesis that one submits to the environmental authority, and which, over time, is constructed in an iterative manner, is improved, and the requirements are satisfied until the document is totally approved and submitted, within a deadline of course.  Therefore, the fact that a document – in this case we are talking about 14 volumes and 114 observations – doesn’t mean that the study is bad.  It does not mean that the study will not qualify.  It simply means that observations have been made that will have to be resolved by the company, and therefore I would not like there to be any distortion of the idea that the Environmental Impact Study is judged either good or bad, but rather that it consists of documents that incorporate concerns.  The document will be brought to community workshops, where new concerns will arise, new questions, and the company will have to satisfy these.”

Dr. Lawrence Glaser, President of Manhattan Minerals stated, “It is disappointing to see an individual within Inrena release information on Inrena’s preliminary observations on a unilateral basis, before the incorporation of observations by the MEM from various community stakeholders through the public workshop process.  Such events are damaging to the spirit of the collective process of project review from all interested parties.  The MEM is the authority in the process, and they are responsible for coordinating the process which includes the local community of Tambogrande, academic institutions, and the Company.  With this said, the number of observations from Inrena of 114, prior to any determination of how many of these preliminary observations have already been answered within the EIA, appears to me well within the norm for new projects in Peru, and we look forward towards the advancement of the administration of the process by the MEM, and working with all stakeholders to ensure that the proposed project sets a new standard of excellence for environmentally and socially responsible mine development.”

For further information please contact:

Lawrence Glaser

Chairman, President, and CEO

Tel: (604) 669-3397

www.manhattan-min.com

Note: The Company relies on litigation protection for forward-looking statements.